UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    800013
                                 (CUSIP Number)

                            Fannie Buck L. Sanderson
                               34 Broadmoor Drive
                            Laurel, Mississippi 39440
                                 (601) 649-1336
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                December 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Fannie Buck L. Sanderson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) _
            (b) _

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

            ---------------

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  3,268,482  shares  of  Common  Stock,  $1.00 par
                              value per share ("Common Stock")
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        0 shares of Common Stock
WITH
                        (9)   SOLE DISPOSITIVE POWER

                              3,268,482 shares of Common Stock

                       (10) SHARED DISPOSITIVE POWER

                              0 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,268,482 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            _

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7%

14)   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

Preliminary Statement

      This statement on Schedule 13D is filed on behalf of the Reporting Person, who was qualified as the executrix of the estate (the "Estate") of her husband, Dewey R. Sanderson, Jr., on December 20, 1999. At that time, she may be deemed to have acquired the beneficial ownership of 3,268,482 shares of common stock, par value $1.00 per share, of Sanderson Farms, Inc. that are beneficially owned by the Estate. The Executrix disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Exchange Act.

ITEM 1.  Security and Issuer

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a)   This statement is filed on behalf of Fannie Buck L. Sanderson.

      (b) Mrs. Sanderson's address is 34 Broadmoor Drive, Laurel, Mississippi 39440.

      (c) Mrs. Sanderson is not employed.

      (d) During the last five years, Mrs. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, Mrs. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mrs. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.

ITEM 4.  Purpose of Transaction.

      On December 20, 1999, Mrs. Sanderson was qualified as the executrix of the Estate and therefore was deemed to have acquired the beneficial ownership of the Common Stock beneficially owned by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, Mrs. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

      Mrs. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions:

- the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent. These heirs and legatees are primarily Mrs. Sanderson except to the extent that she may disclaim such distribution, in which case those heirs and legatees would be the decedent's children;

-     an   extraordinary   corporate   transaction,    such   as   a   merger,
      reorganization or liquidation, involving the Company or any of its subsidiaries;

- a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

- any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

- any material change in the present capitalization or dividend policy of the Company;

- any other material change in the Company's business or corporate structure;

- changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

- causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

-     causing a class of  securities  of the  Company to become  eligible  for
      termination  of  registration   pursuant  to   Section 12(g)(4)  of  the
      Exchange Act; or

-     any action similar to any of those enumerated above.

      The Executrix is the widow of Dewey R. Sanderson, Jr. Two of their sons, Robert Buck Sanderson and Hugh V. Sanderson are directors of the Company and, as such, participate in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time. Those and other directors may from time to time consult with the Executrix on a confidential basis concerning those deliberations. The Executrix is aware that any such consultations are and will be strictly confidential. The Executrix is also aware that she may not trade in the Company's Common Stock while in possession of material nonpublic information concerning the Company.

ITEM 5.  Interest in Securities of the Issuer.

      (a) Mrs. Sanderson may be deemed to be the beneficial owner of 3,268,482 shares of Common Stock, representing approximately 23.7% of the shares of Common Stock of the Company outstanding.

      (b) The Estate is the beneficial owner of 3,268,482 shares of Common Stock. As the executrix of the Estate, Mrs. Sanderson has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 3,268,482 shares.

      Pursuant to Rule 13d-4 of the Exchange Act, Mrs. Sanderson disclaims the beneficial ownership of the 3,268,482 shares beneficially owned by the Estate.

      (c) During the past sixty days, Mrs. Sanderson has not effected any transactions involving the Common Stock of the Company.

      (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,268,482 shares beneficially owned by the Estate and reported herein as beneficially owned by Mrs. Sanderson, and this interest relates to more than 5% of the class of Common Stock believed to be outstanding. Pursuant to Rule 13d-4, Mrs. Sanderson disclaims the beneficial ownership of the shares described in this Item 5(d).

      (e) Not applicable.

ITEM  6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

      Not applicable.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/Fannie Buck L. Sanderson
                                              Fannie Buck L. Sanderson


Dated:  May 19, 2000